Exhibit 99.1

LakeShore Biopharma Announces Fiscal Year 2025 Financial Results

²	Total revenue reached RMB615.0 million, representing 7.2% year-over-year growth

²	Gross profit rose to RMB507.2 million, up 11.3% year-over-year

²	Gross margin improved to 82.5% from 79.5% in Fiscal Year 2024

²	Total operating expenses decreased 34.2% year-over-year to RMB593.5 million

²	EBITDA[1] and Adjusted EBITDA[2] were RMB(48.5 million) and RMB0.6 million, respectively, compared to RMB(368.7 million) and RMB(236.4 million) in Fiscal Year 2024

²	Net loss narrowed to RMB100.0 million, with an adjusted net loss[3] of RMB40.0 million, compared to RMB433.5 million and RMB266.3 million, respectively, in Fiscal Year 2024

BEIJING, July 31, 2025 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced its financial results for the Fiscal Year ended March 31, 2025 (“FY2025”).

“We are pleased to announce LakeShore Biopharma’s FY2025 financial results with a 7.2% year-over-year growth in revenues and an 11.3% year-over-year growth in gross profits. Our net loss narrowed by 77% year-over-year”, stated Xu Wang, Director and Chief Executive Officer. "While we didn’t meet the revenue guidance of RMB665-700 million and our adjusted EBITDA guidance range of RMB76-89 million, we have achieved significantly improved results compared to last year, despite substantial challenges. These include intensified competition in the rabies vaccine industry market, particularly in the second half of Fiscal Year 2025, pricing pressures in certain regions, limited capacity of major vaccine distribution channels to absorb new inventories, and ongoing cash constraints stemming from our inability to secure new bank credit lines due to the ongoing litigation with former Chairman, Mr. Yi Zhang.

Mr. Xu Wang further commented: "Looking forward, we will strategically allocate our resources to maximize the commercial value of our flagship product, YSJATM rabies vaccine. Specifically, we will strive to maintain and grow our market share through the following measures: 1) expanding our coverage regions; 2) retaining and attracting high-performing CSOs; 3) driving end-market demand through collaboration with hospitals and clinics; 4) continuing to train and recruit new commercial talents; and 5) advancing the Phase III trial of the simplified four-dose regimen for the YSJATM rabies vaccine at full speed, with the goal of securing the market approval by the fourth quarter of 2026. Additionally, we will continue to enhance operational efficiency, reinforce cost control measures, and strengthen internal corporate governance."

[1]	EBITDA is a non-GAAP financial measure, which is defined as net income (loss) before income tax benefit (expense), financial expenses and depreciation and amortization. See “Use of Non-GAAP Financial Measures” below
[2]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income(loss) before income tax benefit (expense), financial expenses, and depreciation and amortization (“EBITDA”) adjusted to exclude share-based compensation expenses, impairment loss on inventory, property, plant and equipment and other assets, late fees related to social security insurance, other income (expense), fair value changes of warrant liability, and government grants. See “Use of Non-GAAP Financial Measures” below
[3]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses, impairment loss on inventory, property, plant and equipment and other assets, and loss on disposal of property, plant and equipment. See “Use of Non-GAAP Financial Measures” below.

Business Updates

YSJATM Rabies Vaccine

LakeShore Biopharma’s YSJATM rabies vaccine is China’s first aluminum-free lyophilized rabies vaccine (Vero cell) and has been in clinical use for over 22 years. As of March 31, 2025, approximately 110 million doses have been administered for post-exposure protection against rabies. Leveraging LakeShore Biopharma's successful commercialization capabilities, the YSJATM rabies vaccine has demonstrated strong production scalability and broad market acceptance. Since launching in October 2020, LakeShore Biopharma has distributed over 35.3 million doses to 1,911 county-level CDCs in China, representing 67.7% of coverage.

Clinical Pipeline

Progress of Phase III Clinical Trial on simplified four-dose regimen for YSJATM rabies vaccine

In October 2024, the NMPA approved LakeShore Biopharma to initiate a Phase III clinical trial evaluating a simplified four-dose regimen for YSJATM, including the Zagreb (2-1-1) and Modified Essen (1-1-1-1) regimens.

LakeShore Biopharma commenced this clinical trial in December 2024 and successfully completed the 90-day subject follow-up in July 2025. The Company expects to finish the interim analysis in the fourth quarter of 2025 and obtain the market approval in the fourth quarter of 2026.

The study aims to strengthen the competitiveness of the YSJATM rabies vaccine in the rapidly growing rabies vaccine market, demonstrate its clinical superiority, and garner broader recognition and support from hospitals, academic institutions, and industry stakeholders in China and globally.

Fiscal Year 2025 Financial Results

Total Revenue

Total revenue rose by 7.2%, from RMB573.4 million in FY2024 to RMB615.0 million in FY2025. This growth was primarily driven by steady recovery of the domestic economy following the end of the COVID-19 emergency, with improved production and operations.

Gross Profit

Gross profit rose by 11.3%, from RMB455.7 million in FY2024 to RMB507.2 million in FY2025. This increase was primarily driven by higher sales volume. The gross profit margin also improved, from 79.5% in FY 2024 to 82.5% in FY 2025. The margin expansion was due to higher average unit prices and lower unit costs.

Selling and Marketing Expenses

Selling and marketing (“S&M”) expenses decreased by 6.6%, from RMB301.3 million in FY2024 to RMB281.4 million in FY2025. This decline was mainly attributed to higher S&M spending in FY2024, driven by increased market promotion to strengthen market position and brand recognition, and to address intensified competition following additional approvals for human rabies vaccines in China.

General and Administrative Expenses

General and administrative expenses decreased by 7.9%, from RMB140.1 million in FY2024 to RMB129.0 million in FY2025. This reduction was primarily due to ongoing improvements in our cost control framework, achieved through systematic implementation of cost-saving and efficiency initiatives. These include optimization of management processes, tightening control over non-core spending, and improving resource utilization.

Research and Development Expenses

Research and development (“R&D”) expenses in FY 2025 were RMB146.4 million, down from RMB302.8 million in FY2024, mainly due to: 1) the termination of COVID-19 vaccine commercialization, which led to reduced related testing and clinical costs; and 2) lower R&D spending on the PIKA rabies vaccine as the trial progressed to a later stage, follow-ups completed and focus shifted to lower cost data analysis.

Impairment Loss on Inventory, Property, Plant and Equipment, and Other Assets

Impairment loss on inventory, property, plant and equipment, and other assets decreased by 76.7%, from RMB157.4 million in FY2024 to RMB36.7 million in FY2025. This decrease was mainly attributed to the smaller reduction in PP&E impairment of equipment related to COVID-19 vaccines recognized in the current Fiscal Year compared to FY2024.

EBITDA and Adjusted EBITDA

EBITDA1 and Adjusted EBITDA2 were RMB(48.5 million) and RMB0.6 million, compared to RMB(368.7 million) and RMB(236.4 million) respectively, in FY2024.

Loss from Operations

Operating loss was RMB86.3 million, significantly lower than an operating loss of RMB445.8 million in FY2024.

Net Loss and Adjusted Net Loss

Net loss was RMB100.0 million, and adjusted net loss3 was RMB40.0 million, in contrast to net loss of RMB433.5 million and adjusted net loss3 of RMB266.3 million, respectively, in FY2024.

Balance Sheet

As of March 31, 2025, the Company had cash and cash equivalents of RMB107.5 million, compared to RMB246.6 million as of March 31, 2024. Our short-term loan and borrowings reached RMB390.4 million, compared to RMB318.5 million as of March 31, 2024.

Business Outlook

The Company anticipates total revenue in FY2026 to be between approximately RMB550 million and RMB650 million.

The above outlook is based on the information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially given uncertainties and situations related to market competitive dynamics, regulatory policies and other factors beyond its control.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit https://investor.lakeshorebio.com/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as net income (loss) before income tax benefit (expense), financial expenses, and depreciation and amortization (“EBITDA”) adjusted to exclude share-based compensation expenses, impairment loss on inventory, property, plant and equipment and other assets, late fees related to social security insurance, other income (expense), fair value changes of warrant liability, and government grants. The Company defines adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, impairment loss on inventory, property, plant and equipment and other assets, and loss on disposal of property, plant and equipment. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believes that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, impairment loss on inventory, property, plant and equipment and other assets, Loss on disposal of Property, plant and equipment have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of LakeShore Biopharma’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1782 to US$1.00, the exchange rate set forth in the central parity rate release of the People’s Bank of China on March 31, 2025.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth and business outlook of LakeShore Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, LakeShore Biopharma’s ability to source and retain talent, and the cash position of LakeShore Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the company's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, and other risks described in documents subsequently filed by the company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

IR Team
Tel: +86 (10) 8920-2086
Email: ir@lakeshorebio.com

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (AUDITED)

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash	246,351,231	28,083,556	$3,912,340
Restricted cash	200,000	79,401,410	11,061,465
Accounts receivable	444,161,291	500,916,815	69,783,067
Advance to suppliers	1,662,739	1,687,964	235,151
Inventories	203,422,602	227,591,892	31,705,984
Prepaid expenses and other current assets	7,370,089	4,536,363	631,964
Total current assets	903,167,952	842,218,000	117,329,971
Non-current assets
Property, plant and equipment	473,348,006	413,501,445	57,605,172
Operating lease right-of-use assets	7,275,367	847,331	118,042
Deferred tax assets	23,634,189	27,946,500	3,893,247
Intangible assets	71,245,336	72,854,656	10,149,432
Other non-current assets	34,356,506	10,295,279	1,434,242
Total non-current assets	609,859,404	525,445,211	73,200,135
Total assets	1,513,027,356	1,367,663,211	$190,530,106

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Bank loans and other borrowings	318,540,732	390,440,095	$54,392,479
Accounts payable	67,774,798	49,551,779	6,903,093
Accrued expenses and other liabilities	408,737,969	382,847,958	53,334,812
Operating lease liabilities	5,156,540	457,012	63,667
Deferred government grants	2,015,693	1,455,678	202,792
Total current liabilities	802,225,732	824,752,522	114,896,843

Non-current liabilities
Bank loans and other borrowings	98,983,780	23,503,471	3,274,285
Operating lease liabilities	1,783,593	-	-
Deferred government grants	20,279,945	16,207,745	2,257,912
Warrants liability	4,548,004	3,444,842	479,903
Total non-current liabilities	125,595,322	43,156,058	6,012,100
Total liabilities	927,821,054	867,908,580	120,908,943

Shareholders’(deficit)/equity
Ordinary shares, par value US$0.0002 per share; 250,000,000 shares authorized; 19,022,795 and 20,766,531 shares issued and outstanding as of March 31, 2024 and 2025, respectively *	26,105	28,603	3,985
Additional paid-in capital	2,950,862,914	2,964,482,986	412,984,172
Accumulated deficit	(2,307,502,836)	(2,407,485,287)	(335,388,438)
Accumulated other comprehensive loss	(58,179,881)	(57,271,671)	(7,978,556)
Total shareholders’ equity	585,206,302	499,754,631	69,621,163
Total liabilities and shareholders’ equity	1,513,027,356	1,367,663,211	$190,530,106

*	Gives retroactive effect to the Share Consolidation in October 2024.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	Years Ended March 31,
	2023	2024	2025	2025
	(RMB)	(RMB)	(RMB)	(US$)
Revenues	687,201,070	573,418,256	614,961,584	$85,670,723
Cost of revenues	153,360,262	117,688,301	107,772,147	15,013,812
Gross profit	533,840,808	455,729,955	507,189,437	70,656,911

Operating expenses:
Selling and marketing	272,927,356	301,259,528	281,429,426	39,206,128
General and administrative	72,939,790	140,086,062	128,967,761	17,966,588
Impairment loss on inventory, property, plant and equipment and other assets	8,655,487	157,415,875	36,715,041	5,114,798
Research and development	318,700,526	302,800,992	146,369,093	20,390,779
Total operating expenses	673,223,159	901,562,457	593,481,321	82,678,293

Loss from operations	(139,382,351)	(445,832,502)	(86,291,884)	(12,021,382)

Other income (expenses):
Late fees for taxes other than income tax	(3,603)	-	-	-
Late fees for social security insurance	(747,609)	(756,201)	(454,863)	(63,367)
Government grants	26,072,517	20,708,778	5,125,566	714,046
Financial expenses	(30,857,673)	(44,344,808)	(15,739,410)	(2,192,668)
Fair value changes of warrant liability	21,358	4,458,844	1,149,792	160,178
Other income(expense)	551,760	10,572,411	(4,718,525)	(657,341)
Total other income (expense)	(4,963,250)	(9,360,976)	(14,637,440)	(2,039,152)

Loss before income taxes	(144,345,601)	(455,193,478)	(100,929,324)	(14,060,534)

Income tax benefit(expense)	(1,133,504)	21,728,607	946,873	131,910

Net loss	(145,479,105)	(433,464,871)	(99,982,451)	(13,928,624)
Accretion to redemption value of convertible redeemable preferred shares	(137,991,697)	-	-	-
Net loss attributable to LakeShore Group	(283,470,802)	(433,464,871)	(99,982,451)	$(13,928,624)

Net loss	(145,479,105)	(433,464,871)	(99,982,451)	$(13,928,624)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustment	(137,500,063)	(3,767,798)	908,210	126,523
Total comprehensive loss	(282,979,168)	(437,232,669)	(99,074,241)	$(13,802,101)

Loss per share*:
– Basic and Diluted	(23.55)	(40.54)	(5.22)	$(0.73)
Weighted average number of ordinary shares outstanding*:
– Basic and Diluted	6,178,547	10,692,312	19,158,907	19,158,907

*	Gives retroactive effect to the Share Consolidation in October 2024.

Lakeshore Biopharma Co., Ltd
Unaudited Reconciliations of GAAP And Non-GAAP Results

	Years Ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Net income (loss)	(433,464,871)	(99,982,451)	$(13,928,624)
Add: income tax benefit (expense)	(21,728,607)	(946,873)	(131,910)
Add: financial expenses	44,344,808	15,739,410	2,192,668
Add: depreciation and amortization	42,185,383	36,651,608	5,105,961
EBITDA	(368,663,287)	(48,538,306)	(6,761,905)
Add: share-based compensation expenses	9,789,686	13,557,214	1,888,665
Add: impairment loss on inventory, property, plant and equipment and other assets	157,415,875	36,715,041	5,114,798
late fees related to social security insurance	756,201	454,863	63,367
Add: other income (expense)	(10,572,411)	4,718,525	657,341
Add: fair value changes of warrant liability	(4,458,844)	(1,149,792)	(160,178)
Add: government grants	(20,708,778)	(5,125,566)	(714,046)
Adjusted EBITDA	(236,441,558)	631,979	$88,041

	Years Ended March 31,
	2024	2025	2025
	RMB	RMB	US$
Net income (loss)	(433,464,871)	(99,982,451)	$(13,928,624)
Add: share-based compensation expenses	9,789,686	13,557,214	1,888,665
Add: impairment loss on inventory, property, plant and equipment and other assets	157,415,875	36,715,041	5,114,798
Add: loss on disposal of property, plant and equipment	13,135	9,777,030	1,362,045
Adjusted net income (loss)	(266,259,310)	(39,933,166)	$(5,563,117)